Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Laura Anne Corsell Admitted in Pennsylvania, New York	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7598 lcorsell@mmwr.com

                                                           April 27, 2009

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N. W.
Judiciary Plaza
Washington, D.C.  20549

Re:	The Rochdale Investment Trust (“Registrant”)
Post-Effective Amendment No. 26
1933 Act Registration No. 333-47415
1940 Act Registration No. 811-08685

Ladies and Gentlemen:

As required under Rule 485(b), and as counsel for Registrant, the undersigned represents that the enclosed Post-Effective Amendment No. 26 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act of 1933.

Very truly yours,

/s/ Laura Anne Corsell

Laura Anne Corsell

cc:           Kurt Hawkesworth

♦	Philadelphia, PA	♦	Cherry Hill, NJ	♦	Wilmington, DE	♦	Berwyn, PA	♦	West Chester, PA	♦

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER
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